[ALPS Distributors, Inc. Letterhead]

Via EDGAR Correspondence

October 24, 2008

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Attention: Christian Sandoe

Re:	Wasatch Funds, Inc. File No. 333-153460

Registration Statement on Form N-14

Dear Mr. Sandoe:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALPS Distributors, Inc., principal underwriter to Wasatch Funds, Inc. (the “Registrant”) hereby respectfully requests that the effective date of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission via EDGAR on October 24, 2008 be accelerated so that it will become effective on Friday, October 24, 2008 or soon thereafter as reasonably practicable.

Please call Russell L. Biles, Vice President and Chief Compliance Officer for the Registrant and Counsel for Wasatch Advisors, Inc. at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely yours,

/s/ Tane T. Tyler

Tane T. Tyler

General Counsel

cc: R. Biles

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

October 24, 2008

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Attention: Christian Sandoe

Re:	Wasatch Funds, Inc. File No. 333-153460

Registration Statement on Form N-14

Dear Mr. Sandoe:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wasatch Funds, Inc. (the “Registrant”) hereby respectfully requests that the effective date of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission via EDGAR on October 24, 2008 be accelerated so that it will become effective on Friday, October 24, 2008 or soon thereafter as reasonably practicable.

Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles

Russell L. Biles

Vice President